Exhibit 99.1

NEWS RELEASE

Toronto, April 7, 2021

Franco-Nevada To Release First Quarter 2021 Results. Date of Virtual Analyst Day Changed.

Details for Virtual Analyst Day

Franco-Nevada has changed the date of its Virtual Analyst Day webcast from April 15, 2021 to April 19, 2021. The timeslot remains from 10:00 am ET to 12:00 pm ET. During the webcast Franco-Nevada will review its assets and launch its 2021 Asset Handbook and 2021 Environmental, Social and Governance Report. Interested analysts and investors are invited to participate as follows:

Virtual Analyst Day Webcast:	April 19th at 10:00 am ET to 12:00 pm ET
Dial-in Numbers:	North American Toll Free: 1-888-390-0546 Local and International: 416-764-8688
Webcast URL:	www.franco-nevada.com
Replay (available until April 26th):	North American Toll Free: 1-888-390-0541 Local and International: 416-764-8677 Pass code: 475883 #

Details for Upcoming Release of Q1 2021 Results

Q1 2021 Results Release:	May 5th after market close
Conference Call and Webcast:	May 6th 10:00 am ET
Dial-in Numbers:	North American Toll-Free: 1-888-390-0546 Local and International: 416-764-8688
Webcast URL:	www.franco-nevada.com
Replay (available until May 13th):	North American Toll-Free: 1-888-390-0541 Local and International: 416-764-8677 Pass code: 928928 #

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Corporate Affairs
416-306-6323
info@franco-nevada.com